EXHIBIT 99.1

DeFi Technologies Announces 2025 AGM Results

TORONTO, June 30, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance ("DeFi"), is pleased to , is pleased to provide the voting results from the 2025 Annual and Special Meeting of shareholders.

The Company announces that the nominees listed in the management proxy circular dated May 20, 2025 (the "Circular") for the 2025 annual and special meeting of shareholders of the Company (the "Meeting") were elected as directors of the Company. Shareholders at the Meeting also approved the appointment of the Company's auditors and the adoption of the Share Incentive Plan..

Detailed results of the vote for the election of directors held at the Meeting on June 30, 2025 in Toronto, Ontario are set out below.

Election of Directors

The shareholders approved the election as directors of the persons listed below, based on the following vote.

Name	% For	% Withheld
Olivier Roussy Newton	74.658	25.342
Chase Ergen	94.739	5.261
Mikael Tandetnik	75.943	24.057
Per von Rosen	94.735	5.265
Stefan Hascoet	75.956	24.044
Silvia Andriotto	94.738	5.262

Shareholders voted 95.592% in favour of the approval of the appointment of the Company's auditors, with 4.408% of shareholders withholding their vote on the appointment of auditors.

Shareholders at the Meeting also approved the Company's share incentive plan (the "Share Incentive Plan"), with 70.365% in favour and 29.635% against.

A total of 127,577,203 common shares were voted in connection at the Meeting, representing approximately 38.69% of the issued and outstanding common shares of the Company.

The Company's board would like to express its gratitude to its shareholders for their participation and support.

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of DeFi Technologies, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of exchange traded product  by exchanges; change in valuation of digital assets held by the Company; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 15:00e 30-JUN-25